SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., D.C.
194

AP 3/7

15047598

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65334

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BWK Trinity Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 Wilshire Blvd, Ste. 2450
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Burke 310-268-8330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick
(Name – *if individual, state last, first, middle name*)

21700 Oxnard Street 7th Floor Woodland Hills CA 91367
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SB 3/12/15

OATH OR AFFIRMATION

I, Kevin Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burke Trinity Capital Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Partner CCO
Title

SEE ATTACHED
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California) ss.
County of Los Angeles)

On FEBRUARY 18, 2015, before me, SANJAY BANSAL, a Notary Public, personally appeared KEVIN T. BURKE, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

Witness my hand and official seal.

Notary Public

SANJAY BANSAL
Commission # 2048918
Notary Public - California
Los Angeles County
My Comm. Expires Nov 15, 2017

BWK TRINITY CAPITAL SECURITIES, LLC
(A SINGLE MEMBER LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS
(WITH SUPPLEMENTARY INFORMATION) AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

BWK TRINITY CAPITAL SECURITIES, LLC

Index

Report of Independent Registered Public Accounting Firm

To the Member
BWK Trinity Capital Securities, LLC

We have audited the accompanying statement of financial condition of BWK Trinity Capital Securities, LLC (a limited liability company and wholly-owned subsidiary of Trinity Capital) (the "Company") as of December 31, 2014, and the related statements of operations and member's equity and cash flows for the year then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BWK Trinity Capital Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 3 to the financial statements, the Company is economically dependent on its Parent. Our opinion is not modified with respect to that matter.

Our audit was conducted for the purpose of forming an opinion on the BWK Trinity Capital Securities, LLC financial statements as a whole. The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of BWK Trinity Capital Securities, LLC's financial statements. The supplemental information is the responsibility of BWK Trinity Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

Los Angeles, California
February 27, 2015

BWK TRINITY CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	18,232
Prepaid expenses		6,741
Total	$	24,973

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,230
Member's equity		23,743
Total	$	24,973

See Notes to Financial Statements.

BWK TRINITY CAPITAL SECURITIES, LLC

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

Revenues - investment banking fees	$ -
Operating expenses:	
Professional and consulting fees	30,222
Other operating expenses	5,082
Total operating expenses	35,304
Net loss	(35,304)
Member's equity, beginning of year	19,047
Contribution from member	40,000
Member's equity, end of year	$ 23,743

See Notes to Financial Statements.

BWK TRINITY CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Operating activities:		
Net loss	$	(35,304)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		3,287
Accounts payable and accrued expenses		(1,970)
Net cash used in operating activities		(33,987)
Financing activities:		
Member contribution		40,000
Net cash provided by financing activities		40,000
Net decrease in cash		6,013
Cash, beginning of year		12,219
Cash, end of year	$	18,232

See Notes to Financial Statements.

Note 1 - Business activity and summary of significant accounting policies

Business activity

BWK Trinity Capital Securities, LLC (the "Company") was organized in the State of Delaware on March 14, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a single member limited liability company, wholly-owned by Trinity Capital, LLC.

The Company provides brokerage services in connection with the private placement of securities and is reimbursed for the related direct expenses it incurs. The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule. The Company has not entered into an agreement with a clearing broker as of December 31, 2014 and, accordingly, the Company has not carried customer accounts, taken custody of securities or extended margin credit to its customers.

As a limited liability company, the member's liability is limited based on relevant state law.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Financial advisory fees are recognized during the period in which services are rendered. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Warrants received for services rendered are recognized at their fair value when received or later to the extent services have not yet been completed. Revenues from customer agreements not currently earned are reported as deferred revenue. Investment banking and financial advisory fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income taxes

The Company is a limited liability company and is classified as a partnership for income tax purposes. The Company's profits and losses are reportable by the member on its income tax return. As a single member limited liability company, the Company files no income tax returns. Accordingly, no provision for income taxes has been reflected in the financial statements.

Subsequent events

The Company has evaluated the impact of subsequent events through the date the financial statements were issued.

Note 2 - Business and credit concentrations

The Company maintains cash deposits with a major financial institution. The Company reduces its exposure to credit risk by maintaining such deposits with financial institutions that have high credit ratings.

Note 3 - Related-party transactions

The Company's member performs business advisory services and has the ability to influence the costs allocated to the Company. During the year ended December 31, 2014, the Company was provided services by its member and some costs were incurred by the Company's member on its behalf. In accordance with the expense sharing agreement between the Company and its member, the Company is not charged for services provided by the member, and is released from any liability relating to costs incurred by the member on behalf of the Company. In accordance with the expense sharing agreement, the Company is charged a $6,000 per year management fee, which is included in professional and consulting fees. The member may allocate expenses to the Company at its discretion.

Note 4 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $17,002, which was $12,002 in excess of the required net capital of $5,000. The Company's net capital ratio was 0.07 to 1.

BWK TRINITY CAPITAL SECURITIES, LLC

**SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014**

Net capital:	
Member's equity	$ 23,743
Deduct nonallowable assets - prepaid expenses	6,741
Net capital	$ 17,002
Aggregate indebtedness - total liabilities	$ 1,230
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000
Excess net capital over minimum net capital	$ 12,002
Net capital less greater of 10% of aggregate indebtedness or 120% of $5,000 minimum net capital required	$ 11,002
Ratio of aggregate indebtedness to net capital	0.07

There is an $800 discrepancy between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as a result of an adjustment affecting prepaid expenses and other operating expenses posted after the Form X-17A-5 was filed. There is no impact to the net capital amount as a result of the adjustment.

See Report of Independent Registered Public Accounting Firm.

BWK TRINITY CAPITAL SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
DECEMBER 31, 2014

The Company is exempt from the Reserve Requirements according to the provisions of Rule 15c3-3(k)(2)(i).

See Report of Independent Registered Public Accounting Firm.

BWK TRINITY CAPITAL SECURITIES, LLC

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2014

The Company is exempt from Rule 15c3-3 as it relates to Possession or Control requirements under the 15c3-3(k)(2)(i) exemptive provision.

See Report of Independent Registered Public Accounting Firm.

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
BWK Trinity Capital Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) BWK Trinity Capital Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(i) (the "exemption provisions") and (2) BWK Trinity Capital Securities, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Los Angeles, California
February 27, 2015

TRINITYCAPITAL
INVESTMENT BANKING

BWK Trinity Capital Securities, LLC's Exemption Report

BWK Trinity Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company is exempt from 17 CFR 240.15c3-3 under section (k)(2)(i) of the rule. The Company has met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014, without exception. The Company does not carry customer margin accounts nor does it hold customer funds or securities.

BWK Trinity Capital Securities, LLC

I, Kevin T. Burke, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Director

February 27, 2015